October 4, 2007
Mr. William H. Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle West Capital Corporation (“Pinnacle West”)
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 7, 2007
File No. 1-8962

Arizona Public Service Company (“APS”)
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 7, 2007
File No. 1-4473
Dear Mr. Thompson:
     This letter responds to the Staff’s comments on the above referenced filings, as set forth in the Staff’s letter dated September 20, 2007. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter. Pinnacle West and APS are collectively referred to in this response as the “Company.”
Form 10-K for Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
     Comment 1. We note your discussion of “gross margin” as a non-GAAP financial measure, the presentations of changes in gross margin in the tabular presentations of major factors that increased or decreased net income and the

William H. Thompson
October 4, 2007

reconciliations to operating income in Exhibit 99.29. In future filings please present the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K in your discussions of operating results. Also, please provide the reconciliations for each of the years presented in your financial statements.
     Response:
     We will revise our future filings to present the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our filings. We will also include reconciliations for each of the years presented in our financial statements in our future filings, as requested in Comment 1.
     Comment 2. Please include a discussion of the reasons for each of the increases and decreases in expenses and other items identified in your tabular presentations of factors that increased or decreased net income. Refer to Item 303 of Regulation S-K and Section 501.04 of Codification of Financial Reporting Policies.
     Response:
     We will expand our future filings to address more clearly the reasons for each of the material increases and decreases in expenses and other items identified in our tabular presentations of factors that increased or decreased net income, as requested in Comment 2.
     Comment 3. Please expand your disclosures about liquidity to include a balanced discussion of material changes in cash flows from operating, investing and financing activities for the three year period covered by the financial statements. Please also identify any known trends that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please refer to Item 303 of Regulation S-K and Section 501.03 of Codification of Financial Reporting Policies.
     Response:
     We will expand our future filings to address more clearly the information regarding liquidity, including a more detailed discussion of material changes in cash flows from operating, investing and financing activities and any known trends that materially affect liquidity, as requested in Comment 3.

William H. Thompson
October 4, 2007

Financial Statements
General
     Comment 4. We note the risk factor on page 19 regarding the restrictions on the ability of your subsidiaries to pay dividends, make distributions or otherwise transfer funds to you. Please tell us the amount of the net assets of your subsidiaries as of the end of the most recent fiscal year which may not be transferred to you in the form of loans, advances or cash dividends without the consent of a third party. If the restricted net assets of your subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the nature of the restrictions on the ability of your subsidiaries to transfer funds to you in the form of dividends, loans or advances and the amount of restricted net assets as of the end of your most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
     Response:
     As disclosed on page 48 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K for the fiscal year ended December 31, 2006, an existing Arizona Corporation Commission (“ACC”) order requires APS to maintain a common equity ratio of at least 40% and prohibits APS from paying dividends if the payment would reduce its common equity below that threshold. As defined in the ACC order, the common equity ratio is common equity divided by the sum of common equity and long-term debt, including current maturities of long-term debt. At December 31, 2006, APS’ common equity ratio, as defined, was approximately 53%. As of that same date, the amount of APS’ net assets that could not be transferred to Pinnacle West in the form of cash dividends as a result of this order was approximately $2.5 billion.
     SunCor Development Company (“SunCor”), Pinnacle West’s other major subsidiary, has a $150 million loan facility secured primarily by an interest in land, commercial properties, land contracts and homes under construction. The loan facility requires compliance with certain loan covenants pertaining to debt to net worth, debt service, liquidity, cash flow coverage and restrictions on debt. As of December 31, 2006, the amount of SunCor’s net assets that could not be transferred to Pinnacle West in the form of cash dividends as a result of these covenants was approximately $205 million.
     As a result of the foregoing restrictions, as of December 31, 2006, the restricted net assets of our subsidiaries exceeded 25% of our consolidated net assets (at December 31, 2006, our consolidated net assets were approximately $3.5 billion). These restrictions do not materially affect Pinnacle West’s ability to meet its ongoing capital requirements.
     We will supplement our footnote disclosures in future filings, consistent with Comment 4.

William H. Thompson
October 4, 2007

Note 1. Significant Accounting Policies, page 77
Regulatory Accounting, page 79
     Comment 5. Please disclose the remaining recovery period of regulatory assets that are not earning a rate of return. Refer to paragraph 20 of FAS 71.
     Response:
     Paragraph 20 of SFAS 71 requires the disclosure of all regulatory assets that are not allowed to earn a return including the remaining amounts to be amortized and the remaining period applicable to them. There are no regulatory assets for which regulators have allowed recovery of costs but not allowed a return by exclusion from rate base. We will add this clarification to future filings.
Note 17. Business Segments, page 116
     Comment 6. Please tell us the operating segments that are aggregated in the “other” category and explain to us why aggregation is consistent with the objective and basic principles of SFAS 131. Please also explain to us why you believe the aggregated segments have similar economic characteristics and share a majority of the aggregation criteria listed in (a)-(e) of paragraph 17 of SFAS 131. Refer to EITF 04-10. Also, please tell us the revenues, profit or loss and assets of the marketing and trading segment for the years presented.
     Response:
     The operating segments included in “Other” are not aggregated under the guidance in paragraph 17 of SFAS 131 and EITF 04-10; rather, in accordance with paragraph 21, we combined information about operating segments that are not reportable and disclosed them in “Other.” Our Regulated and Real Estate segments exceed the 75% requirements of paragraph 20 and, therefore, combining the operating segments that do not meet the quantitative thresholds is allowed by paragraph 21. The operating segments included in “Other” at December 31, 2006 were Marketing and Trading, APSES Products and Services and El Dorado Investment Company. In future filings, we will disclose the activities that are included in “Other.”
     Revenues, net income and assets for the years presented are as follows (dollars in millions):

William H. Thompson
October 4, 2007

	2006	2005	2004
Revenues:
Marketing and Trading	$331	$352	$401
APSES Products and Services	36	61	43
El Dorado Investment Company	—	—	—

Net income:
Marketing and Trading	$6	$(51)	$17
APSES Products and Services	5	6	5
El Dorado Investment Company	(3)	2	25

Assets as of year end:
Marketing and Trading	$286	$1,070	N/A
APSES Products and Services	—	—	N/A
El Dorado Investment Company	13	38	N/A

Certifications of Principal Executive and Financial Officers Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act
     Comment 7. Please revise to conform to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, insert the parenthetical language omitted from paragraph 4(d).
     Response:
     The certification set forth in Item 601(b)(31) of Regulation S-K will be revised in future filings to include the parenthetical language omitted from paragraph 4(d).
Form 10-Q for Fiscal Quarter Ended June 30, 2007
     Comment 8. Please address the comments above as applicable.
     Response:
     All information presented in the responses above will be incorporated into future Form 10-Q filings as applicable.
     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking

William H. Thompson
October 4, 2007

any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing fully responds to the Staff’s comments. If you have any questions or additional comments, please contact me at (602) 250-3212.

Sincerely,
/s/ Chris Froggatt
Chris Froggatt
Vice President and Controller, APS

cc: Ms. Sondra Snyder